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                          September 26, 2023

       Gabriel Morris
       Chief Financial Officer
       Immix Biopharma, Inc.
       11400 West Olympic Blvd., Suite 200
       Los Angeles, CA 90064

                                                        Re: Immix Biopharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 25,
2023
                                                            File No. 333-274684

       Dear Gabriel Morris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
N. Sheppard at 202-551-8346 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Melanie Levy